                                   EXHIBIT 23



        REPORT AND CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors and Shareholders of Tecumseh Products Company




  We hereby consent to the incorporation by reference in this annual report on Form 10-K of Tecumseh Products Company for the year ended December 31, 1994 of our report dated February 17, 1995 which appears on page 25 of the annual report to shareholders for the year ended December 31, 1994.

The audit referred to in the above-mentioned report also included the related financial schedule for the three years ended December 31, 1994 listed in the accompanying index. In our opinion, the financial schedule presents fairly the information required to be set forth therein.





MOORE, SMITH & DALE
Southfield, Michigan
February 17, 1995